
Superior Plus

Theresia R. Reisch
Vice-President, Investor Relations
and Corporate Secretary
Direct Telephone: (403) 218-2953
Direct Facsimile: (403) 218-2973
E-mail: treisch@superiorplus.com

July 10, 2006


06015185


SEC MAIL
RECEIVED
PROCESSING
JUL 17 2006
WASH, D.C.
213
SECTION

SUPPL

Securities and Exchange Comn
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the July 10, 2006 news release of the Company.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

Theresia R. Reisch
Superior Plus Inc.
Vice-President, Investor Relations
and Corporate Secretary

PROCESSED
JUL 18 2006
THOMSON
FINANCIAL

/encl.

h:\spif\SEC-ltr.doc

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)



Superior Plus

NEWS

TSX: SPF.UN **For Immediate Release**

Superior Plus Announces Results of Strategic Review and Confirms Distribution Level at $0.13 per Month

Calgary, July 10, 2006… On April 24, 2006 Superior Plus Income Fund (the "Fund") and Superior Plus Inc. ("Superior") announced the initiation of a strategic review. The process was undertaken in response to the weak first quarter results of Superior Propane predominantly caused by record warm weather this winter, anticipated weakness in the operating results of ERCO Worldwide over the medium term due to the impact of the rapid rise in the Canadian dollar and significant increases in electricity prices on ERCO's operations and customers, as well as the reduction of the Fund's monthly distribution and the weakness of the unit price. The Board had formed a Strategic Review Committee to identify the best possible alternatives to maximize unitholder value. This work has now been completed and consisted of a comprehensive review of each business and the overall structure of the Fund with the assistance of legal and financial advisors.

The Strategic Review considered a wide range of alternatives including:

- the appropriateness of Superior's individual businesses for the income trust model,
- the sale of the Fund,
- the sale of individual businesses,
- the recapitalization of the Fund,
- taxation of United States sourced income,
- debt levels and debt structure,
- cash distribution and payout levels,
- management of the Fund, and
- other factors identified by our advisors.

Our strategy has been developed to maximize unitholder value and provide a road map for achieving long-term goals. Our plans for the Fund include the following:

- We will continue as a diversified income trust with a focus on stability of distributions with value growth driven from our existing businesses.
- We see good opportunities to grow our businesses for value over the medium to long term and do not intend to expand into new businesses.
- We will dispose of our investment in JW Aluminum and use the proceeds to reduce debt levels and focus on our Canadian based businesses.
- We will provide enhanced visibility, transparency and accountability of our businesses to our investors.
- We will lower our average senior debt levels to 1.5 to 2.0 times EBITDA and average total debt levels to 2.5 to 3.0 times EBITDA.
- We will reduce our target payout ratio such that distributions will be between 85% and 90% of distributable cash flow.
- We will refocus our corporate office on the execution of each business unit's strategic plan.

With respect to ERCO, we will:

- Close the Bruderheim sodium chlorate facility removing 80,000 tonnes of capacity from the North American market;
- Secure a new electricity contract for the Valdosta sodium chlorate facility that is economic or, in the alternative, reduce production from this facility;
- Continue to evaluate the economic feasibility of the conversion of the Port Edwards chloralkali facility to membrane technology; and
- Evaluate other operational and strategic opportunities to maximize the value of our investment in ERCO.

The Board of Directors has appointed Grant Billing as Chairman and Chief Executive Officer, effective immediately, replacing Geoff Mackey as President and Chief Executive Officer. As well, Mark Schweitzer, Executive Vice-President and Chief Financial Officer will be leaving Superior on November 1, 2006, following a recruitment process for his replacement. Geoff and Mark have made significant contributions to the growth of the Fund and the Board thanks them for their contribution. The Board is of the opinion that this change will facilitate the execution of the new strategy for the Fund.

The sale of JW Aluminum is expected to reduce our average senior debt levels to approximately 1.7 times EBITDA and average total debt to 3.0 times EBITDA. Following the sale of JWA and given our current outlook for the remaining businesses, we expect to continue to maintain our current distribution level of $0.13 per month, or $1.56 annualized, which is expected to place our payout ratio for 2007 for the remaining businesses at approximately 90% of distributable cash flow.

We have entered into an underwriting agreement with two of our bank lenders to restructure some of our debt facilities to enhance debt flexibility and increase liquidity during the implementation of the strategic plan. Specifically, Superior has entered into a $150 million credit facility agreement and expects that the Fund will enter into a $100 million facility agreement. The $150 million facility together with existing committed credit facilities will be used to retire the $200 million Medium Term Notes issued in early 2006 in order to provide enhanced debt repayment flexibility.

We have reviewed the capital expenditure plans of each of our businesses and have prioritized these expenditures with the result that we are deferring the majority of planned growth expenditures in 2006-2007. All planned maintenance capital expenditures will be undertaken and the deferred growth expenditures will be subject to ongoing review.

The Fund is proposing a reorganization pursuant to which its business operations will be conducted through a partnership and related subsidiaries of the partnership rather than through Superior and related subsidiaries. This "trust over partnership" structure, which has been adopted by a number of other income trusts, will achieve tax efficiencies and maximize the cash available for distribution. Implementation of the reorganization will require unitholder approval at a Special Meeting of Unitholders proposed to be held in September 2006. The reorganization will be conditional upon receipt of a satisfactory tax ruling from the Canada Revenue Agency, which ruling has been applied for by the Fund, as well as consents from third parties and other regulatory approvals, which the Fund expects to receive in due course.

Business Update

Superior Propane continues to implement its plan for cost reductions, revenue improvement and customer service enhancement with good progress in the second quarter. These initiatives, along with a return to a normal winter weather pattern, are expected to improve results for 2007 with operating distributable cash flow generated, after maintenance capital expenditures, in the range of $95 million to $100 million compared to between $90 million and $95 million for 2006.

ERCO Worldwide's review of North America's sodium chlorate supply and demand indicates a small over supply of sodium chlorate through 2007. Accordingly, ERCO is now planning to close its Bruderheim facility in late 2006, which will remove 80,000 tonnes of capacity from the market. ERCO continues to negotiate a new power contract for the Valdosta facility to take effect January 1, 2007. Based on current negotiations, this plant will run as a swing plant when power prices are low or be mothballed until US sodium chlorate prices improve. ERCO plans to satisfy its customers' requirements with supply from its five other North American sodium chlorate facilities, increasing the overall efficiency of the ERCO system and enhancing profitability. We expect to reduce the carrying value of our ERCO investment to reflect the Bruderheim and Valdosta initiatives. We will be actively evaluating other opportunities identified during the strategic review process to strengthen ERCO's sodium chlorate business as well as identified growth opportunities in the chloralkali markets. Chloralkali operations continue to perform above historical levels with a return to more balanced conditions expected going forward. Overall in 2006, we expect ERCO's operating distributable cash flow generated, after maintenance capital expenditures to be between $70 million and $75 million and for 2007, between $60 million and $65 million.

Winroc's strong position in the commercial, renovation and housing construction markets is expected to continue to provide solid operating results. Organic growth and consolidation opportunities are present in this highly fragmented market. The softening of new housing construction in some markets is expected to be offset by the strong commercial and renovation markets, which comprise over 50% of its business. Winroc's extensive geographic diversification has also mitigated this slow down. We expect operating distributable cash flow generated, after maintenance capital expenditures to be between $30 million and $35 million for 2006 and 2007, assuming no new acquisitions.

Superior Energy Management continues to experience very strong growth in the residential and commercial markets with improved margins. We see this growth continuing and expect operating distributable cash flow generated for 2006 of between $10 million to $12 million and for 2007 between $12 million to $15 million.

JWAluminum's performance continues to improve from the first quarter results, as the business is fully utilizing the capacity added by the Russellville Phase I expansion and is running at expected high capacity levels. Markets remain robust for their products and planning for the expansion in 2007 at Russellville continues. While this business is planned to be sold in late 2006, we expect operating distributable cash flow generated, after maintenance capital expenditures, of between $39 million and $41 million for full year 2006.

About the Fund

The Fund holds 100% of Superior Plus Inc., which has five operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper industries, a regional Midwest supplier of chloralkali products and the third largest producer of potassium products in North America; ***JW Aluminum*** is a leading manufacturer of specialty, flat-rolled aluminum products in the United States; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	85.5 million
SPF.db	8% Debentures, Series 1	$ 8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$ 59.0 million principal amount
SPF.db.b	5.75% Debentures	$174.9 million principal amount
SPF.db.c	5.85% Debentures	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Grant D. Billing
Chairman and Chief Executive Officer
Phone: (403) 218-2950 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Theresia R. Reisch
Vice-President, Investor Relations & Corporate Secretary
Tel: (403) 218-2953 / Fax: (403) 218-2973
E-mail: treisch@superiorplus.com

Analyst Conference Call: Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss this news release at 11:00 a.m. EST (9:00 a.m. MST) on Tuesday, July 11, 2006. To participate in the call, dial: 1-800-814-4861. A recording of the call will be available for replay until midnight, July 18, 2006 by dialing: 1-877-289-8525 and entering the access code: 21195820 followed by the # key.

Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the "Events and Presentations" section.

***Forward Looking Statements**: Certain information included herein is forward-looking. Forward-looking statements include, without limitation, statements regarding the future financial position, business strategy, budgets, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Fund and Superior. Many of these statements can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues", or similar words. The Fund and Superior believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.*

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described in the Fund's annual report, renewal annual information form and other continuous disclosure documents. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's or Superior's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation, except as required under applicable law, to publicly update or revise such statements to reflect new information, subsequent or otherwise.

Non-GAAP Measures

***Distributable cash flow** of the Fund available for distribution to Unitholders, is equal to cash generated from operations before natural gas customer acquisition costs and changes in net working capital, less amortization of natural gas customer acquisition costs and maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to sustain the ongoing capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability ("growth capital"), are excluded from the calculation of distributable cash flow. See Note 1 to the Consolidated Financial Statements for the calculation of distributable cash flow. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow, maintenance capital expenditures and growth capital are not defined performance measures under Canadian generally accepted accounting principles ("GAAP"), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital expenditures and growth capital may differ from similar calculations used by comparable entities.* **Operating distributable cash flow** *is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.*

***EBITDA** represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisition and divestitures and is used by Superior to calculate its debt covenants and other credit information. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities*